UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER



                               Refocus Group, Inc.
             ------------------------------------------------------
             (exact name of registrant as specified in its charter)

                                     0-32543
                             ----------------------
                             Commission File Number

       Delaware                                              75-2910096
------------------------                            ----------------------------
(State of Incorporation)                            (IRS Employer Identification
                                                            Number)

                   10300 North Central Expressway , Suite 104
                               Dallas, Texas 75231
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)

                                 (214) 368-0200
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                               REFOCUS GROUP, INC.
                    10300 North Central Expressway, Suite 104
                                Dallas, TX 75231

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                  March 6, 2003

         This Information Statement is being furnished to all holders of record at the close of business on March 5, 2003, of the common stock, par value $0.0001 per share, of Refocus Group, Inc., a Delaware corporation, or Refocus, formerly known as VeryBestoftheInternet.com, Inc., in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Securities and Exchange Commission, or SEC, Rule 14f-1. This Information Statement is also being furnished to all holders of record of Refocus common stock after giving effect to the transactions discussed below. This Information Statement is being distributed on or about March 6, 2003.


No Vote or Other Action by Refocus' Stockholders Is Required in Response to this Information Statement. Proxies Are Not Being Solicited.

                                  INTRODUCTION

         Refocus has recently completed a transaction that will ultimately result in the replacement of the majority of its board of directors. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

         On March 6, 2003, Refocus completed the merger of Refocus Acquisition Corp., a Delaware corporation and newly created wholly-owned subsidiary of Refocus, or MergerSub, with and into Presby Corp., a Delaware corporation, or Presby, with Presby surviving as a wholly-owned subsidiary of Refocus. The merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of March 6, 2003, or the Merger Agreement.

         Pursuant to the Merger Agreement, at the closing of the merger, the membership of the board of directors of Refocus was increased from two to four directors, and David A. Williams and Glen Bradley, Ph.D. were appointed to serve in the vacancies created by the increase until the next annual meeting of stockholders. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, the number of members comprising the board of directors will be increased to eight members and Terence A. Walts, Robin G. Terrell, Abbey J. Butler, Peter C. Hobbins, Ph.D., Grady E. Schleier and Melvyn J. Estrin will be appointed to serve as directors of Refocus until the next annual meeting of stockholders. In connection with the appointment of these six directors, Danny Gunter and Adrienne Beam, the sole members of the board of directors of Refocus prior to the merger, will resign as directors of Refocus.

         Concurrently with the merger, Refocus (as it existed with Presby) consummated a private placement resulting in the issuance of shares of Refocus common stock at a price per share of $2.00 with detachable warrant to purchase one-half of a share of Refocus common stock at an exercise price per share of $2.50. The private placement is being consummated in two tranches. The first tranche closed simultaneously with the closing of the merger. Investors who participated in the first tranche were required to irrevocably commit to the second tranche, with 50% of their subscribed investment being funded at the closing of the first tranche and the remaining 50% being funded at the closing of the second tranche. The closing of the second tranche (and the funding of investor funds in connection the second tranche) is contingent on: (i) the initiation of Presby's Phase II U.S. Food & Drug Administration, or FDA, clinical trial for the treatment of Presbyopia, (ii) the earlier of (a) approval from Health Canada (the Canadian equivalent of the FDA) to commercialize Presby's treatment for primary open angle glaucoma, or POA Glaucoma, and/or Ocular Hypertension or (b) the completion, after the closing of the merger, of 500 surgical procedures in Canada and/or the European Union utilizing the PresVIEW device for the treatment of POA Glaucoma or Ocular Hypertension and
(iii) the concurrent second tranche investment by CIBA Vision Corporation, the eye care unit of Novartis AG, or CIBA, of $1.25 million.

         Presby is a medical device company based in Dallas, Texas and engaged in the research and development of surgical treatments for human vision disorders. Presby has also used its research and understanding of the human eye to develop and patent technology for use with commercial optical lens applications. Refocus intends to carry on Presby's business as a wholly-owned subsidiary. Refocus has relocated its executive offices to those of Presby at 10300 North Central Expressway, Suite 104, Dallas, TX 75231 and its telephone number is (214) 368-0200.

         As of March 6, 2003, after giving effect to the merger and the closing of the initial tranche of the private placement, Refocus had outstanding 18,937,258 shares of common stock, which are entitled to one vote each in the election of directors.

         Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and the directors that were and will be appointed as a result of the merger. Additional information about the merger and related transactions will be provided in a Current Report on Form 8-K to be filed with the SEC. All of Refocus' filings, and exhibits to those filings, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website, www.sec.gov.

                          CHANGE IN CONTROL OF REFOCUS

         Prior to the merger, VeryBestoftheInternet.com, Inc. reincorporated in Delaware, changed its name to Refocus Group, Inc., effected a forward-split of its common stock on the basis of approximately six shares for each share issued and outstanding and determined to change its business efforts. As part of this transaction, substantially all of the shares owned by Danny Gunter and Adrienne Beam, the sole members of the board of directors of Refocus prior to the merger, were canceled at the closing of the merger. After cancellation of Mr. Gunter's and Ms. Beam's shares and immediately prior to the merger, there were 4,097,114 shares of common stock of Refocus issued and outstanding (on a post-forward split basis).

         Pursuant to the Merger Agreement, at closing, Refocus issued 11,940,144 shares of its common stock (on a post-forward split basis) to the stockholders of Presby, representing 63.1% of the issued and outstanding Refocus common stock following the merger, in exchange for 100% of the outstanding capital stock of Presby, subject to the assertion of appraisal rights by former Presby stockholders. In addition, Refocus assumed the Presby stock option plan and reserved 4.1 million shares of Refocus common stock (on a post-forward split basis) for options issued and issuable under that plan. At the time of the merger, Presby had outstanding options to purchase 719,486 shares of common stock that were converted in the merger into options to purchase shares of common stock of Refocus. After giving effect to the merger and the initial tranche of the private placement, Refocus had 18,937,258 shares of its common stock outstanding. In addition, after giving effect to the merger and the initial tranche of the private placement, warrants to purchase 2,737,500 shares and options to purchase 719,486 shares of Refocus common stock were outstanding. At the closing of the merger, MergerSub merged with Presby, upon which MergerSub ceased to exist and Presby, as the surviving corporation, became a wholly-owned subsidiary of Refocus.

         It is the intention of Refocus, as soon as practicable, to hold a meeting of stockholders to allow stockholders to vote on amendments to its certificate of incorporation in order to change its corporate name from Refocus Group, Inc. to another suitable name and to provide for a classified board of directors. If the proposal to amend the certificate of incorporation to provide for a classified board of directors is approved by the requisite number of stockholders, the directors will serve in staggered terms of one, two and three years. If the classified board amendment is not approved, the directors will serve until the next annual meeting of stockholders. This is not, and shall not be construed as, a solicitation of a proxy for a meeting of stockholders. Any solicitation for a proxy for a meeting of stockholders will made in accordance with the Securities Exchange Act of 1934 and the rules promulgated by that act.

         Under Delaware law, Refocus did not need the approval of its stockholders to consummate the merger, as the constituent corporations in the merger were MergerSub and Presby, each of which are Delaware corporations. Refocus was not a constituent corporation in the merger.

         Pursuant to the Merger Agreement, at the closing of the merger, the membership of the board of directors of Refocus was increased from two to four directors, and David A. Williams and Glen Bradley, Ph.D. were appointed to serve in the vacancies created by the increase until the next annual meeting of stockholders. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, the number of members comprising the board of directors will be increased to eight members and Terence A. Walts, Robin G. Terrell, Abbey J. Butler, Peter C. Hobbins, Ph.D., Grady E. Schleier and Melvyn J. Estrin will be appointed to serve as directors of Refocus until the next annual meeting of stockholders. In connection with the appointment of these six directors, Danny Gunter and Adrienne Beam, the sole members of the board of directors of Refocus prior to the merger, will resign as directors of Refocus.

         For accounting purposes, the merger is being accounted for as a reverse merger, since the stockholders of Presby own a majority of the issued and outstanding shares of common stock of Refocus immediately following the merger. Except as described in this Information Statement, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of members of the board of directors of Refocus, and to the knowledge of Refocus, no other arrangements exist that might result in a change of control of Refocus. Further, due to the issuance of the 11,940,144 shares of Refocus common stock and the change in majority of the directors of Refocus, which will become effective after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, a change in control of Refocus occurred on the date of the consummation of the merger.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information regarding the number of shares of common stock of Refocus beneficially owned immediately after giving effect to the consummation of the merger and the initial tranche of the private placement by:

         o each person who is known by Refocus to beneficially own five percent or more of the common stock of Refocus;
         o        each of the directors and executive officers of Refocus; and
         o        all of Refocus' directors and executive officers as a group.

Except as otherwise set forth below, the address of each of the persons listed below is c/o Refocus Group, Inc., 10300 North Central Expressway, Suite 104, Dallas, TX 75231.




                                                      Number of Shares                   Percentage of Shares
Name and Address of Beneficial Owner               Beneficially Owned (1)               Beneficially Owned (2)
------------------------------------               ----------------------               ----------------------

Five Percent Beneficial Owners:
Avatex Corporation..........................              2,501,730                                 13.2%
17000 Preston Road
Suite 310
Dallas, Texas 75248
CIBA Vision Corporation.....................                937,500                                 5.0%
11460 Johns Creek Parkway
Duluth, Georgia 30097-1556
Ronald A. Schachar, M.D., Ph.D..............              4,621,965 (3)                            24.4%
10010 Lennox Lane
Dallas, Texas 75229

Directors and Executive Officers (4):
Glen Bradley, Ph.D..........................                 37,500 (5)                               *
Abbey J. Butler.............................                955,798 (6)                             5.0%
Mark A. Cox.................................                132,478 (7)                               *
Donald P. Cudmore...........................                191,356 (8)                             1.0%
Melvyn J. Estrin............................                974,547 (9)                             5.1%
Peter C. Hobbins, Ph.D......................                      0                                   *
Grady E. Schleier...........................                140,563 (10)                              *
Robin G. Terrell............................                      0                                   *
Terence A. Walts............................                 82,878 (11)                              *
David A. Williams...........................                      0                                   *
Stanley I. Thaw.............................                229,872 (12)                            1.2%
Thomas M. Riedhammer........................                      0 (13)                              *
Danny Gunter................................                  2,000                                   *
Adrienne Beam...............................                  2,000                                   *
Directors and Executive Officers as a
Group.......................................              2,748,992 (4) (14)                       14.4%
------------------------

* Less than 1%





                                       6


(1) Unless otherwise indicated, includes shares owned by a spouse, minor children, by relatives sharing the same home, entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire such shares within 60 days of March 5, 2003 by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person.
(2) Based upon 18,937,258 shares of common stock outstanding immediately after giving effect to the merger and the initial tranche of the private placement.
(3) Includes 441,591 shares of common stock held by or on behalf of Dr. Schachar's children. Dr. Schachar disclaims beneficial ownership of the shares owned by his children.
(4) Terence A. Walts, Robin G. Terrell, Abbey J. Butler, Peter C. Hobbins, Ph.D., Grady E. Schleier and Melvyn J. Estrin are shown in this table for purposes of their appointment to the board of directors of Refocus after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. In connection with the appointment of these six directors, Danny Gunter and Adrienne Beam have agreed to resign from the board of directors. Messrs. Thaw and Riedhammer are former executive officers of Presby that resigned in 2002.
(5) Includes 12,500 shares of common stock acquirable pursuant to the exercise of warrants.
(6) Includes 656,250 shares of common stock held by C.B. Equities Management IV, LLC, an entity owned and controlled by Mr. Butler. Includes 12,500 shares of common stock acquirable pursuant to the exercise of warrants. Excludes shares held by Avatex, which is operating under the supervision of the United States Bankruptcy Court for the Northern District of Texas, Dallas Division.
(7) Includes 22,325 shares of common stock subject to a stock option that is currently exercisable. (8) Includes 26,250 shares of common stock subject to a stock option that is currently exercisable.
(9) Includes 955,797 shares of common stock held by Estrin New Ventures, LLC, an entity owned and controlled by Mr. Estrin. Includes 18,750 shares of common stock acquirable pursuant to the exercise of warrants. Excludes shares held by Avatex, which is operating under the supervision of the United States Bankruptcy Court for the Northern District of Texas, Dallas Division.
(10) Includes 3,125 shares of common stock acquirable pursuant to the exercise of warrants.
(11) Includes 6,250 shares of common stock acquirable pursuant to the exercise of warrants and 64,128 shares of common stock acquirable pursuant to the exercise of stock options. Excludes 493,507 shares of common stock acquirable pursuant to the exercise of stock options.
(12) These shares are held by a trust. Mr. Thaw disclaims beneficial ownership of such shares.
(13) Excludes 18,692 shares of common stock acquirable pursuant to the exercise of stock options.
(14) Represents 14 persons and includes 112,703 shares acquirable pursuant to the exercise of stock options, 53,125 shares of common stock acquirable pursuant to the exercise of warrants, and 229,872 shares of common stock for which the former, present or future executive officer or director exercises voting rights but disclaims beneficial ownership. Excludes shares held by Avatex.


               DIRECTORS, EXECUTIVE OFFICERS AND DIRECTOR NOMINEES

         Unless otherwise indicated, or unless the context otherwise requires, all references below to the term "Presby", the "Company", "we", "our" or "us" shall mean Refocus and Presby, after giving effect to the merger.

         The following table sets forth certain information regarding the members of our board of directors and our executive officers and, in the case of certain directors, after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. Except for Mr. Gunter and Ms. Beam, the following officers and directors will serve or continue to serve in such capacities at Presby. The directors listed below will serve until the next annual meeting of the Refocus stockholders, except for Mr. Gunter and Ms. Beam who will resign as discussed in their respective biographies below.


Name                                          Age     Position                                               Since
----                                          ---     --------                                               -----


Terence A. Walts..............................55      Director Nominee
                                                      President and Chief Executive Officer                  March 2003
Mark A. Cox...................................52      Vice President, Secretary and                          March 2003
                                                      Chief Financial Officer
Robin G. Terrell..............................54      Director Nominee
Abbey J. Butler...............................65      Director Nominee
Melvyn J. Estrin..............................60      Director Nominee
Peter C. Hobbins, Ph.D........................73      Director Nominee
Grady E. Schleier.............................50      Director Nominee
David A. Williams.............................61      Director                                               March 2003
Glen Bradley, Ph.D............................60      Director                                               March  2003
Danny Gunter..................................26      Director                                               November 2000
Adrienne Beam.................................33      Director                                               November 2000
---------------------

         The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and officers are as follows:

         Terence (Terry) A. Walts joined Presby in September 2002 as President and Chief Executive Officer. Upon the consummation of the merger, Mr. Walts became our President and Chief Executive Officer. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, Mr. Walts will be appointed as a member of our board of directors. He has worked exclusively in the medical/medical devices industry since 1988. From 1988 to 1998, Mr. Walts served as Senior Vice President-Sales & Marketing for CIBA, United States contact lens and lens care business, and as Senior Vice President-New Business Development. In this latter position he served full-time as Director and Chief Marketing Officer for Autonomous Technologies, a refractive laser surgery startup, on behalf of CIBA until 1998. In 1998 and 1999, Mr. Walts served as President and COO of Medjet Inc., a medical startup developing novel water-jet technology for surgical applications, including refractive surgery. In 2000, he served as interim President, Chief Executive Officer for PointDx, Inc., a radiology startup developing virtual colonoscopy and structured radiology reporting software. In 2001 and through August 2002, he served as Chief Operating Officer and Director for Oncose, Inc., a diagnostics startup developing blood tests for early cancer detection. He continues as a Director of Oncose, Inc. From 1971 to 1987, he built a solid marketing and business background while at Lever Brothers, General Foods and L'eggs Products. From 1982 to 1986, he served as Executive Director-Product Management of CIBA-Geigy's Agricultural Division.

         Mark A. Cox has served as Vice President, Secretary and Chief Financial Officer of Presby since July 1997. Upon the consummation of the merger, Mr. Cox became our Vice President, Secretary and Chief Financial Officer. Prior to joining Presby, Mr. Cox was Director of Corporate Finance and Assistant Treasurer of FoxMeyer Health Corporation, a NYSE-listed company, from 1992 to 1997. He also held the same titles at FoxMeyer Corporation from 1992 to 1997. Prior to 1992, he served as Treasurer of Enserch Exploration, Inc., the managing general partner of Enserch Exploration Partners, Ltd., a NYSE-listed company from 1985 to 1991 and in various other management positions with ENSERCH Corporation from 1975 to 1985. Mr. Cox is a Certified Public Accountant in Texas.

         Robin G. Terrell will join our board of directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. Mr. Terrell is President of the Global Surgical Business Unit for CIBA, a $1.5 billion manufacturer and marketer of contact lenses, lens care and ophthalmic surgical products. Prior to his current position, Mr. Terrell was President of CIBA's Global Lens Care Business Unit. Mr. Terrell joined Ciba-Geigy in Basel, Switzerland in September 1980 working in central product management. In 1986, he assumed the position of Head of CIBA Vision Sweden based in Gothenburg. Subsequent appointments at CIBA Vision included Head of CIBA Vision UK based in Southampton, Head of European Operations, Head of Europe and Head of International, all based in Zurich, Switzerland. Prior to joining CIBA Vision, Mr. Terrell spent several years with Lucas Industries and Kodak in the UK. He is also Chairman of the Board of the Southeast Chapter of the Swiss American Chamber of Commerce.

         Abbey J. Butler has served as a Director of Presby since April 1998. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, Mr. Butler will be appointed as a member of our board of directors. Mr. Butler served as Co-Chairman of the Board of Avatex from March 1991 until December 2002 and Co-Chief Executive Officer from October 1991 to December 2002. Avatex filed for relief under Chapter 11 of the U.S. Bankruptcy Code in December 2002. He served as Co-Chairman of the Board from 1995 until 2002 and Co-Chief Executive Officer from 1997 until 2002 of Phar-Mor, Inc., which filed for relief under chapter 11 of the Bankruptcy Code in September 2001. He is the President and a Director of C.B. Equities Corp., a private investment company. Mr. Butler serves as a Director of iLife Systems, Inc., a medical device company, and as a member of the Board of Managers of Chemlink Laboratories, LLC, a company engaged in the development, manufacture and distribution of proprietary effervescence formulations for use in disinfecting and sterilization applications. Mr. Butler is also a member of the Board of Managers of Cyclone Acquisition Company, LLC, a company engaged in the licensing of the CycloneTM name. Mr. Butler is a member of the Executive Committee of the Board of Trustees of the American University and a Director of the Starlight Foundation, a charitable organization.

         Melvyn J. Estrin has served as a Director of Presby since June 1999 and will join our board of directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. Mr. Estrin served as Co-Chairman of the Board of Avatex from March 1991 to December 2002 and Co-Chief Executive Officer from October 1991 to December 2002. Avatex filed for relief under Chapter 11 of the U.S. Bankruptcy Code in December 2002. He served as Co-Chairman of the Board from 1995 until 2002 and Co-Chief Executive Officer from 1997 until 2002 of Phar-Mor, Inc., which filed for relief under chapter 11 of the Bankruptcy Code in September 2001. Mr. Estrin has served as Chairman and Chief Executive Officer of Human Service Group, a private management and investment firm, since 1983 and is also Chairman and Chief Executive Officer of University Research Co., LLC, an investment holding company. Mr. Estrin serves as a Director of iLife Systems, Inc., and as a member of the Board of Managers of Chemlink Laboratories, LLC and Cyclone Acquisition Company, LLC. Mr. Estrin serves as a Director of Washington Gas Light Company and of its parent, WGL Company. Mr. Estrin also served as a Trustee of the University of Pennsylvania and was appointed by former President George H. W. Bush to serve as Commissioner of the National Capital Planning Commission. Mr. Estrin was recently appointed by President George W. Bush as a trustee of the John F. Kennedy Center for the Performing Arts.

         Peter C. Hobbins, Ph.D. will join our board of directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. Dr. Hobbins is an experienced international general manager and management consultant. In the immediate past, he served as a member of several United States and European `working' Boards and is counselor to a number of company chairmen and chief executives. He also participates as entrepreneur-manager in several ventures, was an advisor to Ernst & Young, and sits on the Advisory Board of the Graduate School of Business Administration in Zurich, Switzerland. In his most recent operational assignment, Dr. Hobbins was an Executive Group member of Corange Limited (Boehringer, Mannheim & de Puy worldwide), a multinational, privately-owned, $6.0 billion healthcare corporation, dealing with strategy, corporate development and resource management. Subsequently, he joined that corporation's Board, chairing its Finance and Audit committees. Corange Limited is now part of Roche Holding AG, the Swiss drugmaker.

         Previously, he was Chief Executive Officer of Meci SA, a French public company. He has also been an Executive Director of Hestair Limited, a quoted British conglomerate, in charge of expanding its operations in Europe; a Director of Lewston Developments, a UK property company; a Supervisory Board member (and for a while, Chief Executive Officer) of Lenz Bau AG, a German construction company; and acting Chief Executive Officer of Nino AG, a large German textile company. He was also a member of the finance committee of Forum Corporation.

         Grady E. Schleier will join our board of directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders. Mr. Schleier has been the Chief Executive Officer and Co-Chairman of Chemlink Laboratories, LLC, or Chemlink, since December 2002. Chemlink is primarily engaged in the development, manufacture and distribution of effervescent tablets and granule formulations for use in cleaning, disinfecting and sterilization applications. From 1999 until joining Chemlink, Mr. Schleier served as the Senior Vice President, Chief Financial Officer and Treasurer of Avatex. He served as Vice President and Treasurer of Avatex from 1995 to 1999. Avatex filed for relief under Chapter 11 of the U.S. Bankruptcy Code in December 2002.

         David A. Williams became one of our directors upon consummation of the merger. Mr. Williams is presently the President of Roxborough Holdings Limited, a private equity holding company that invests in a variety of public and private companies. From 1969 to 1995, he was a Senior Partner at the investment counseling firm of Beutel Goodman Company. Mr. Williams has extensive public board experience, currently serving on the Board of Directors of MetroOne Telecommunications (Nasdaq), Bennett Environmental (TSE), Pinetree Capital
(TSE), and several other smaller companies in the fields of software development, portfolio management and financial services. Until 2002, Mr. Williams served on the board of directors of Drug Royalty Corp. (TSE), which held an extensive portfolio of pharmaceutical royalties.

         Glen Bradley, Ph.D. joined our board of directors upon consummation of the merger. Dr. Bradley was the Chief Executive Officer of CIBA Vision Corporation, the eye care unit of Novartis, A.G. from 1990 until just before his retirement in January 2003. CIBA manufactures and markets contact lenses, lens care solutions and ophthalmic surgical products. Prior to becoming Chief Executive Officer of CIBA in 1990, he held the CIBA positions of worldwide marketing and technical head, and from 1986 until 1989 he was the President of CIBA, the United States operations of the CIBA Vision Group. Dr. Bradley joined the former Geigy in 1969, which merged with Ciba. in 1970 to form Ciba-Geigy, where he held various production, technical, marketing and senior management positions. CIBA became part of Novartis after the merger of Sandoz and Ciba-Geigy in 1996. He is also the past Chairman of the Contact Lens Institute and serves on the board of directors of Biocure, Inc.

         Danny Gunter, a director and our former Chief Executive Officer and Chairman of our board of directors, currently serves as lead programmer and system administrator of InSite Productions, LLC, or InSite, a position he has held since April 1999. Prior to that time, he served as website developer for DCT Internet. Mr. Gunter has agreed to resign as a director in connection with the appointment of the six directors to our board of directors.

         Adrienne Beam, a director and our former President and Secretary, currently serves as President and Chief Executive Officer of InSite. After spending three years serving as the Vice President of Internet services for Digital Communications Technology Corporation, or DCT, and the President of DCT-Internet, she founded InSite in May 1998. She is also the President, Manager and a Member of InSite. Ms. Beam has agreed to resign as a director in connection with the appointment of the six directors to our board of directors.

Board Composition and Committees

         The board of directors is currently composed of four members, including Danny Gunter, Adrienne Beam, David A. Williams and Glen Bradley, Ph.D. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Refocus' stockholders, the membership of the board of directors will be increased from four to eight members and be comprised of Terence A. Walts, Dr. Peter Hobbins, Melvyn J. Estrin, Robin G. Terrell, Abbey J. Butler and Grady E. Schleier. Mr. Gunter and Ms. Beam will resign in connection with the appointment of these six directors. All Board action shall require the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

         We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options), including compensation of executive officers.

         During the fiscal year ended December 31, 2002, Refocus' board of directors met or acted by unanimous written consent once and all directors participated.

Director Compensation

         Previously, Refocus did not pay its directors a fee for attending scheduled and special meetings of the board of directors. We will now pay each non-employee director a $2,500 quarterly retainer and a fee of $1,000 for each meeting of the board of directors that each director attends, up to two meetings per quarter. We also will pay 50% of such fees for each meeting of a committee of the board of directors, up to two meetings per quarter, not held in conjunction with a meeting of the board of directors. Fees will be paid annually at the time of the annual meeting of stockholders, beginning with the 2004 annual meeting. We also continue to reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

         Upon consummation of the merger, we awarded each non-employee director appointed and to be appointed, other than Mr. Gunter and Ms. Beam, an option to purchase 20,000 shares of our common stock. These options have an exercise price of $1.98 per share, the price per share of our common stock in the private placement less consideration for the detachable warrant, will vest on the date of the 2004 annual meeting of stockholders if the director has continued to serve until that date and will have an exercise period of five years from the date of grant. On the date of the 2004 annual meeting of stockholders and each subsequent annual stockholder meeting, we intend to award each continuing and newly elected non-employee director options to purchase 20,000 shares of our common stock. These options will have an exercise price equal to the fair market value of our common stock on the date of grant, will vest on the date of the next annual stockholder meeting if the director has continued to serve until that date and will have an exercise period of five years from the date of grant. These stock options will be subject to any adjustments as may be necessary to take into account any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders. The compensation committee of the board of directors, if one is constituted, may later make changes in the directors' cash and stock option compensation arrangements.

Indebtedness of Directors and Executive Officers

         None of our directors or officers or their respective associates or affiliates is indebted to us.

Family Relationships

         There are no family relationships among our directors or officers.

Legal Proceedings

         As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of the Company is a party adverse to the Company.

                             EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities for the Company to its Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the referenced periods.


                                                                                         Long Term Compensation
                                                                                       --------------------------
                                                                                        Awards       Payouts
                                                                                       ------------ -------------
                                             Annual Compensation                       Securities
                                          --------------------------------------------
                                                                        Other          Underlying                      All
                                                                        Annual          Options/      LTIP          Other
Name and Principal Position       Year    Salary($)     Bonus($)     Compensation($)(1)  SARs (#)   Payouts($) Compensation ($)(1)
---------------------------       ----    ---------     --------     ------------------ ----------  ---------- -------------------

Terence A. Walts(2)               2002       53,333       -                -              -            -               -
President and Chief Executive     2001          -                          -              -            -               -
Officer                           2000          -         -                -              -            -               -

Mark A. Cox                       2002      145,200       -                -              -            -               -
Vice President, Secretary and     2001      145,200       -                -              -            -               -
Chief Financial Officer           2000      140,522       -                -              -            -               -

Donald P. Cudmore(3)              2002      110,000       -                -              -            -            3,060
Vice President, Research          2001      110,000       -                -              -            -              914
and Development                   2000      106,456       -                -              -            -               -

Ronald A. Schachar                2002      295,000       -                -              -            -               -
Chief Scientist                   2001      295,000       -                -              -            -               -
                                  2000      287,912       -                -              -            -               -

Stanley I. Thaw(4)                2002       96,800       -                -              -            -          180,000
Former Executive Vice President   2001      193,600       -                -              -            -               -
                                  2000      180,593       -                -              -            -               -

Thomas M. Riedhammer(3)(5)        2002       81,250       -                -           15,000          -            3,078
Former Chief Operating Officer    2001      112,500       -                -           25,000          -               -
                                  2000          -         -                -              -            -               -

Danny Gunter(6)                   2002       6,000        -                -              -            -               -
Chief Executive Officer           2001       6,000        -                -              -            -               -
                                  2000       6,000        -                -              -            -               -
-----------------------------------------------------------------------------------------------------------------------------------

(1) Other Compensation does not include the cost to Presby for health and welfare benefits received by the above-named officers. The aggregate amounts of such personal benefits did not exceed the lesser of $50,000 or 10% of the total annual compensation of such officer.
(2) Mr. Walts joined Presby in September 2002.
(3) Other Compensation represents Presby's matching contributions to the officer under its 401(k) Plan.
(4) Other Compensation is the total amount received for consulting services after Mr. Thaw resigned his position at June 30, 2002.
(5) Mr.  Riedhammer resigned  from this  position on June 15, 2002.
(6) Mr. Gunter will resign from his position in connection with the merger.

Options/SAR Grants Table

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)

                                    Number of        Percent of
                                    Securities       Total Options/
                                    Underlying       SAR's Granted     Exercise or
                                    Options/SAR's    to Employees      Base Price        Expiration
Name and Principal Position         Granted (#)      in Fiscal Year        ($/SH)            Date
---------------------------         ---------------------------------  --------------   ---------------

Thomas M. Riedhammer                   7,010                 100%        $0.1926        03/06/12

-------------------------------------------------------------------------------------------------------


Fiscal Year End Option Exercises and Values

         The following table sets forth information concerning unexercised options held by the named executive officers as of December 31, 2002. No options were exercised by the named executive officers during 2002.

                                         Number of Securities Underlying                  Value of Unexercised In-The-
                                    Unexercised Options at Fiscal Year End (#)          Money Options at Fiscal Year End
                                    ------------------------------------------          --------------------------------
Name                                     Exercisable            Unexercisable           Exercisable       Unexercisable
----                                     -----------            -------------           -----------       -------------

Mark A. Cox                              22,325 (1)                     -                $ 42,596 (3)                -
Donald P. Cudmore                        26,250 (1)                     -                $ 50,085 (3)                -
Thomas M. Riedhammer                           -                 18,692 (2)                      -         $ 33,784 (3)

------------------------------------------------------------------------------------------------------------------------

Notes:

(1) These options have an exercise price of $0.092 per share.
(2) These options have an exercise price of $0.1926 per share.
(3) Value based upon $2.00 per share, the price per share paid by investors in the private placement of our common stock.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CIBA Vision Transactions

         In March 2002, CIBA and we entered into an agreement pursuant to which CIBA has the right to obtain an exclusive worldwide license to market, distribute and sell the PresVIEW device, the PresVIEW Incision System (the specialized automated incision device) and related disposable blades developed for the surgery by us, subject to certain terms and conditions, including the requirement for CIBA to purchase equity interests in us.

         Under our agreement with CIBA, we will receive a percentage royalty on CIBA's worldwide net sales of the PresVIEW device and related products. CIBA has the option to make minimum royalty payments totaling $13.6 million in the initial five years under its agreement with us if it wishes to maintain its rights to an exclusive license of the PresVIEW device, PresVIEW Incision System and related products. CIBA has paid us $2.0 million in advance for future royalties. CIBA also purchased a total of $1.25 million of our common stock in the first tranche of the private placement, and CIBA irrevocably committed, subject to certain conditions precedent, to purchase a total $1.25 million of our common stock in the second tranche of the private placement. Subject to certain conditions precedent, CIBA will also purchase an additional $2.5 million of our common stock within 60 days following the enrollment of the first patient in our Phase III FDA clinical trial. Further, CIBA has agreed to pay us an additional amount up to $4.0 million upon the achievement of certain FDA related milestones.

         CIBA has agreed to assume responsibility for the legal defense of our worldwide PresVIEW patent portfolio against patent infringement, subject to mutual agreement between CIBA and us. A legal committee consisting of two members from each of CIBA and us will jointly make decisions regarding such patent defense.

         Robin G. Terrell, a director nominee of the Company, is an officer of CIBA. Additionally, pursuant to our agreement with CIBA, we agreed to appoint and nominate Mr. Terrell to our board of directors. Terence A. Walts, our President and Chief Executive Officer and a director nominee, is a former CIBA employee. Further, Glen Bradley, Ph.D., a member of our board of directors, was an officer of CIBA until he retired in January 2003.

Avatex Corporation

         Prior to January 2003, we subleased approximately 4,100 square feet from Avatex Corporation, or Avatex, a substantial holder of our common stock. Avatex leased the office space for its own headquarters in the same building. Avatex did not make a profit on the lease and charged us only the market-based lease cost billed from the building's property manager. As a result of downsizing our operations during 2002 and entering into our agreement with CIBA, we needed less office space. We have negotiated a settlement of the amount due for the remainder of the term of the lease, which would have expired in December 2003.

         Abbey J. Butler and Melvyn J. Estrin, directors of Presby, and director nominees of Refocus, each served as Co-Chairman of the Board of Avatex from March 1991 until December 2002 and Co-Chief Executive Officer of Avatex from October 1991 until December 2002. Grady E. Schleier, a director nominee of Refocus, served as the Senior Vice President of Avatex from 1999 until December 2002 and as Vice President and Treasurer of Avatex from 1995 until 1999.

Ronald A. Schachar, M.D., Ph.D.

         Prior to July 2002, we were parties to an agreement with RAS Service, which is affiliated with Dr. Schachar. Pursuant to this agreement RAS Service received a portion of all sales revenue for PresVIEW devices. The $112,000 due to RAS Service as of the termination of the contract was paid in additional shares of Series B Preferred of Presby, which was converted prior to the merger into Presby common stock and, at the closing of the merger, further converted into shares of common stock of Refocus. Dr. Schachar, however, did not receive any of these shares that were issued to RAS Service.

         We currently lease a 4,000 square foot building in Denison, Texas from Dr. Schachar, our former Chairman. We have constructed our clean room facility in the leased building and have made total leasehold improvements to the facility of approximately $35,000. We lease the facility on a month-to-month basis for $4,000 per month, the approximate fair market rent.

         On February 25, 2003, Dr. Schachar and we entered into a Severance, Release and Consulting Agreement. In accordance with such agreement, Dr. Schachar resigned as an officer and director of the Company and we agreed to retain Dr. Schachar as a consultant for a period of up to five years. Dr. Schachar will assist us in conducting research and development on our products for the treatment of age-related macular degeneration, or ARMD, maintenance of our patent portfolio and other matters. Subject to certain conditions, Dr. Schachar will be paid an aggregate of $1.75 million over the consulting period. The timing of the amount of Dr. Schachar's consulting fees in years three, four and five are partially dependent on our profitability in those years. As security for the payment of such consulting fees, we granted Dr. Schachar a security interest in certain of our patent rights relating to the SEVFL and ARMD devices and patent applications. Dr. Schachar also received from us an assignment of our patents for the Macular Degeneration device outside the United States, which is revocable upon certain conditions.

         In addition, pursuant to the terms of the Severance, Release and Consulting Agreement, Dr. Schachar agreed to appoint certain members to Presby board of directors and granted us a limited proxy to vote shares beneficially owned by him and his immediate family in connection with the merger and its related transactions. Dr. Schachar has further agreed not seek reelection or be appointed or nominated to our board of directors.

Bridge Loan

         On February 26, 2003, Mr. Walts, our President and Chief Executive Officer and a director nominee, Grady E. Schleier, a director nominee, C.B. Equities Retirement Trust, an entity controlled and owned by Mr. Butler, a director nominee, and St. Elizabeth's Hospital, Inc., an entity controlled by Mr. Estrin, a director nominee, made a loan to us of $187,500 aggregate principal amount. The loan was evidenced by promissory notes that were unsecured and bore interest at a rate of 12% per annum. Upon consummation of the initial tranche of the private placement, $162,500 aggregate principal amount of these promissory notes were converted into shares of our common stock at conversion price of $2.00 per share.

InSite Productions, LLC

         We were parties to an agreement with InSite Productions, LLC whereby Insight developed Refocus' website for $33,620. We also rented our office space from Insight. Danny Gunter and Adrienne Beam are principals in InSite Productions, LLC. We paid $250 per month in rent to InSite Productions, LLC and $200 per month for their website maintenance services. Immediately following the merger, we transferred our rights to our website to InSite Productions, LLC in consideration for InSite Productions, LLC's forgiveness of indebtedness in the amount of $1,800 that we owed to it, and we and Insite Productions, LLC terminated the website agreement and office lease.

Other Matters

         In connection with the merger, Refocus paid Ms. Beam and Mr. Gunter an aggregate amount of $5,000 and $20,000, respectively, for the cancellation of substantially all of the shares of Refocus capital stock held of record or beneficially owned by Ms. Beam and Mr. Gunter immediately prior to the merger.

         In connection with the conversion of Presby's Series B preferred stock into Presby's common stock prior to the merger, we agreed to appoint and nominate Messrs. Butler, Estrin and Schleier to our board of directors.

      We agreed to pay a finder's fee, subject to certain conditions, of $50,000 and to issue 25,000 shares of our common stock each to two individuals who assisted us in the private placement, one of whom was Dr. Steven Meyer, who was previously affiliated with us.

              SECTION 16(A) BENEFICIAL OWNERSHIP REPORT COMPLIANCE

         Pursuant to Section 16 of the Securities Exchange Act of 1934, our directors and executive officers and beneficial owners of more than 10% of our common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in our common stock. Based solely on a review of such reports provided to us and written representations from such persons regarding the necessity to file such reports, we are not aware of any failures to file reports or report transactions in a timely manner during our fiscal year ended December 31, 2002.